UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: May 14, 2003
(Date of earliest event reported)

Commission file number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-4901	39-1775292

ITEM 5.   OTHER EVENTS AND REGULATION FD DISCLOSURE.

On May 14, 2003, an earthen dike at the Silver Lake reservoir owned by Upper Peninsula Power Company, a wholly owned subsidiary of WPS Resources Corporation, failed. This failure resulted in subsequent flooding downstream on the Dead River, which is located in Michigan's Upper Peninsula near Marquette, Michigan. The cause of the failure at the Silver Lake reservoir is currently being assessed by Upper Peninsula Power Company. No hydroelectric facilities were located at Silver Lake and Upper Peninsula Power Company's Hoist and McClure hydroelectric generating facilities, located downstream on the Dead River, continue to generate electricity. We have not yet established a time frame for replacement of the earthen dike at Silver Lake.

A dam owned by Marquette Board of Light and Power, which is located downstream from the Silver Lake reservoir near the mouth of the Dead River, also failed during this event. In addition, high water conditions resulted in damage at the Presque Isle Power Plant owned by Wisconsin Electric Power Company, which was forced into a shutdown on May 15, 2003. To address the impact caused by the shutdown of the Presque Isle Power Plant, energy companies in Michigan's Upper Peninsula urged their customers to conserve energy.

The extent of damage to Upper Peninsula Power Company's facilities and other property in the area is not yet known. WPS Resources maintains a comprehensive insurance program that includes Upper Peninsula Power Company and which provides both property insurance for its facilities and liability insurance for legal liability to third parties. WPS Resources is insured in amounts that it believes are sufficient to cover its responsibilities in connection with this event. Deductibles and self-insured retentions on these policies are not material to WPS Resources. To the extent costs, including power supply costs, are not reimbursable through insurance, Upper Peninsula Power anticipates seeking recovery in rates for a significant part of such costs. Although there may be some reduction in sales revenues as a result of the request for voluntary energy conservation, it is not anticipated that these reductions will have a material impact on WPS Resources.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Barth J. Wolf
     Barth J. Wolf
     Secretary and
     Manager - Legal Services

Date: May 28, 2003